SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

October 18, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Dominic Minore, Esq./ Kevin Rupert

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. Registration Statement on Form N-2 (File No. 333-175074)

Dear Messrs. Minore and Rupert:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by telephone on July 28, 2011, September 14, 2011 and October 3, 2011, with respect to the Company’s registration statement on Form N-2 (File No. 333-175074) filed with the SEC on June 22, 2011 and amended on August 25, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 2 to the Registration Statement, which is being filed with the Commission concurrently herewith.

Legal Comments

1.	Ensure that all information included on the front cover of the prospectus is provided as of a recent date.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	WASHINGTON DC

U.S. Securities and Exchange Commission

October 18, 2011

Response: The Company will ensure that all information included on the front cover of the prospectus is provided as of a recent date.

2.	On page 6 of Amendment No.1, the Company states that “If we do not qualify or do not make a RIC election, we would be taxed as a C corporation.” Please include disclosure to explain the effect of being taxed as a C Corporation.

Response: The Company has revised the disclosure accordingly.

3.	Please revise the presentation of the examples under the Fees and Expenses table.

Response: The Company has revised the presentation of the examples under the Fees and Expenses table.

4.	Add the following sentence, which is located in the introductory paragraph to the example, to the end of the introductory paragraph to the Fees and Expenses table, “In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.”

Response: The Company has revised the disclosure accordingly.

5.	In the section entitled “Sales of Common Stock Below Net Asset Value—Impact on Existing Stockholders who do not Participate in the Offering,” please confirm that the numbers included in the example included on pages 106-107 of Amendment No.1 are accurate.

Response: The Company has reviewed the numbers included in the example and hereby confirms that the information is accurate as presented.

6.	Please modify the introductory paragraph to the section entitled, “Description of our Capital Stock.”

Response: The Company has revised the disclosure accordingly.

7.	Please modify the introductory paragraph to the section entitled, “Description of our Debt Securities.”

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

October 18, 2011

8.	The first sentence in the subsection entitled “Description of Our Debt Securities – Legal Holders” appears overly broad. Please revise.

Response: The Company has revised the disclosure accordingly.

9.	Please include the expenses incurred in connection with the Company’s investment in LCP Capital Fund, LLC in the Acquired Funds Fee line item in the Fees and Expenses table.

Response: The Company has revised the disclosure accordingly.

10.	Include an organizational chart (similar to the chart submitted as Exhibit A to the Company’s letter submitted to the SEC on August 25, 2011) in the Summary section of the Registration Statement and explain the relationship among the entities listed. Include the ownerships percentages of each entity.

Response: The Company has included a copy of the organizational chart in the Summary section of the Registration Statement which includes ownership percentages as well as an explanation of the relationship between each entity.

11.	Please include a “form of” prospectus supplement for each security to be offered under the shelf registration statement and filed each as part of Pre-Effective Amendment No.2 to the Registration Statement.

Response: The Company has filed a form of prospectus supplement for the following issuances of securities as Exhibits (s)(1) – (s)(4) to Amendment No.2: (1) form of common stock offering; (2) form of rights offering; (3) form of preferred stock offering; and (4) form of debt securities offering.

12.	In the Fees and Expenses Table, to the extent the Company intends to offer debt securities within the year, please disclose any expenses associated with such offering which the Company assumes it will incur. The expense estimates should be reflected in “Debt securities and/or Preferred Stock Offering Expenses Borne by the Holders of Common Stock” line item as well as the “Interest Payment on Borrowed Funds (including Cost of Servicing Debt Securities and/or Preferred Stock)” line item.

Response: The Company has revised the disclosure accordingly.

13.	Please include disclosure that highlights the possibility that the Company may not able to invest the offering proceeds in a timely manner and the effect on the Company.

U.S. Securities and Exchange Commission

October 18, 2011

Response: The Company has revised the disclosure accordingly. Please refer to the “Use of Proceeds” section.

14.	Disclose how investment opportunities are allocated between BDC and Greenway.

Response: The Company has revised the disclosure accordingly.

15.	The disclosure states that Greenway will be managed by “us.” Identify in the Registration Statement the “certain” officers and any other persons who will serve Greenway in an investment management capacity.

Response: The following Company officers, who currently serve as the investment committee for the Company, will also serve Greenway in an investment management capacity: James Hunt, Sam Tillinghast, Hunter Stropp, Christopher Flynn and Kunal Soni. The Company has revised the disclosure accordingly.

16.	In your response letter, confirm that any subscription rights will entitle BDC’s record date shareholders at the time of any transferable subscription rights offerings to purchase one new share for a maximum of every three rights held.

Response: The Company hereby confirms that any subscription rights will entitle the Company’s record date shareholders at the time of any transferable subscription rights offerings to purchase one new share for a maximum of every three rights held.

17.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under Section 8(c) of the Securities Act in respect of any rights offering takedown from this shelf registration statement.

Response: The Company hereby undertakes to file for staff review a post-effective amendment under Section 8(c) of the Securities Act in respect of any rights offering takedown from this Registration Statement. The Company will include such an undertaking in Part C.

18.	Include disclosure at the beginning of the “Description of Our Debt Securities” section that provides that the material provisions of the indenture have been included in this section of the prospectus.

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

October 18, 2011

19.	Disclose that any person from whom BDC borrows will not, in their capacity as either lender or debt holder, have either a veto power regarding a change in the BDC’s investment policies.

Response: The Company hereby confirms that any person from whom the Company borrows will not, in their capacity as either lender or debt holder, have a veto power regarding a change in any of the Company’s investment policies.

20.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned, “Additional Underwriter Compensation” a description of the terms of any agreement that the BDC will have entered into with the underwriters and specify the nature of the services that the underwriter has provided or will provide thereunder. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Response: The Company hereby undertakes to include in any prospectus supplement a section entitled “Additional Underwriter Compensation” if, pursuant to any agreement with the underwriters, the underwriter will receive any compensation in addition to the underwriting discounts and commissions disclosed under the section captioned “Underwriting.” The Company further undertakes to file any such agreement as an exhibit-only filing in a post-effective amendment to the Registration Statement which will become effective immediately.

21.	Please file a “form of” statement of preferences as an exhibit to Amendment No.2.

Response: The Company has filed a “form of” statement of preferences as exhibit (d)(7) to Amendment No.2.

22.	The legality of shares opinion, and related consent of counsel, was filed as an exhibit to Amendment No.1. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by BDC’s board of directors, it may be necessary for BDC to undertake to file an updated legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Response: The Company filed the legal opinion and consent of Sutherland Asbill & Brennan LLP as an exhibit to Amendment No. 1. The Company hereby undertakes to file an opinion and related consent of counsel in an exhibit-only post-effective amendment to the Registration Statement which will become effective immediately with each takedown of securities from the Registration Statement. Such opinion will only include the required assumptions associated with the issuance of the securities.

U.S. Securities and Exchange Commission

October 18, 2011

23.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of BDC’s common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value.

Response: The Company will include the requested undertaking in Part C. Please refer to Part C of Amendment No.2.

24.	When applicable, the Company should file an auditor’s consent as an exhibit to the Registration Statement.

Response: The Company hereby undertakes to file an auditor’s consent related to the use of audited financial statements as an exhibit to the Registration Statement via an exhibit-only, post-effective amendment to the registration Statement.

Accounting Comments

1.	The Staff notes that the Company has a $12,000,000 investment in LCP Capital Fund, LLC in the form of membership interests. The additional disclosure regarding the Company’s investment in LCP Capital Fund, LLC in the Notes to the Consolidated Financial Statements also references an investment in Series 2005-01 of LCP Capital Fund, LLC. Please clarify the nature of the Company’s investment in LCP Capital Fund, LLC, including whether the Company has a controlling interest in LCP Capital Fund, LLC and why LCP Capital Fund, LLC is not a consolidated subsidiary of the Company. Please also modify the disclosure to explain which entity holds the Company’s investment, the obligations of all parties and the potential loss, if any, that may be incurred by the Company.

Response: The Company has revised the disclosure in Amendment Nos.1 and 2 to clarify that the Company’s investment in LCP Capital Fund, LLC, or LCP, is in the form of membership interests in LCP. LCP is a private investment company that was organized to participate in investment opportunities that arise when a special purpose entity, or SPE, or sponsor thereof, needs to raise capital to achieve ratings, regulatory, accounting, tax, or other objectives. LCP is managed by a third party which is not affiliated with the Company. As reflected in the Company’s Schedule of Investments, as of June 30, 2011, the Company has contributed $12,000,000 of capital in the form of membership interests in LCP which is invested in an underlying SPE referred to as Series 2005-01. Such

U.S. Securities and Exchange Commission

October 18, 2011

capital represents less than 25% of LCP and of the 2005-1 units. The Company’s exposure is limited to its contributed capital.

The Company’s contributed capital in LCP is maintained in a collateral account held by a custodian and acts as collateral on certain credit default swaps for the Series 2005-01 for which LCP receives fixed premium payments throughout the year, adjusted for expenses incurred by LCP. The SPE purchases assets on a non-recourse basis and LCP agrees to reimburse the SPE up to a specified amount for potential losses. LCP holds the contributed cash invested for a SPE transaction in a segregated account that secures the payment obligation of LCP. The Company expects to receive distributions from LCP on a quarterly basis. Such distributions are reflected in the Company’s Consolidated Statements of Operations as interest income in the period earned. LCP has a remaining life of 19 years; however, it is expected that Series 2005-01 will terminate on February 15, 2013, if not extended prior to this date pursuant to the terms of the Series 2005-01 SPE. LCP may have other series which will have investments in other SPEs to which the Company will not be exposed.

The Company’s investment in LCP is not a control investment. In general, under the 1940 Act, the Company would be presumed to “control” a portfolio company if it owned 25% or more of its voting securities. The Company owns less than 25% of LCP and of the Series 2005-1.

The Company believes that its investment in LCP is properly reflected as a portfolio company investment. Although LCP is an unregistered investment company, the Company has determined that it is appropriate to hold its investment in LCP as a portfolio company for the following reasons:

•

LCP was organized to participate in investment opportunities that arise when a SPE or sponsor thereof, needs to raise capital to achieve ratings, regulatory, accounting, tax or other objectives. This differs from the Company’s investment objective.

•	LCP does not invest in the same securities as the Company because it has a different investment objective than the Company.

•	LCP is managed by an unaffiliated third party.

•	The Company does not control LCP.

•	The Company’s investment in LCP is for investment purposes only.

Based on these facts, the Company believes that its investment in LCP is not required to be consolidated with the Company.

U.S. Securities and Exchange Commission

October 18, 2011

The Company has revised the disclosure regarding its investment in LCP in Amendment Nos. 1 and 2 and also included a footnote to the LCP line item in the Schedule of Investments for the quarter ended June 30, 2011.

2.	The Staff notes that the Company has entered into an investment advisory contract with THL Credit Greenway Fund LLC, which is also a portfolio company of the Company. Please clarify the nature of the Company’s investment in Greenway and the advisory services the Company provides to Greenway. Please provide a copy of the investment advisory contract or a summary of the terms. Disclose whether there are any other arrangements between the Company and Greenway other than the advisory contract.

Response: On January 14, 2011, THL Credit Greenway Fund LLC (“Greenway”) was formed as a Delaware limited liability company. Greenway is a closed investment fund and operates under a limited liability agreement dated January 19, 2011 (as amended, the “Agreement”). A summary of terms for the Agreement is attached hereto as Exhibit A. Under the Agreement, the Company is a member and manager of Greenway. Greenway has $150.0 million of capital committed by affiliates of a single institutional investor (the “Greenway Investor”). The Greenway Investor is a member of the LLC and is an unaffiliated third party.

The Greenway Investor has the ability to remove the Company as manager at any time for cause (as defined in the Agreement). In addition, the Greenway Investor has the ability to liquidate the fund through a no-fault divorce clause, which expires in August 2011. Pursuant to the terms of the Agreement, the Greenway Investor controls the ability to, among other things, modify certain of the terms of any investment, transfer all or substantially all of the assets of Greenway and incur debt at Greenway.

While the Company, as manager to Greenway, has investment discretion over the investments made by Greenway, Greenway’s investments follow guidelines establishing the type of investment and the size of the transaction set forth in the Agreement. The guidelines were established at the time of the formation of Greenway by the Greenway Investor.

As manager of Greenway, the Company acts as the investment adviser to Greenway and is entitled to receive certain advisory fees, which are included in other income in the Company’s Consolidated Statements of Operations. See Section 4.2 of the Agreement for details regarding fees to be earned by the Company. Fees earned for the quarter ended June 30, 2011 were $554,148.

U.S. Securities and Exchange Commission

October 18, 2011

Greenway is considered an affiliate of the Company, as such term is defined in Section 2(a)(3) of the 1940 Act, as a result of the investment advisory agreement between the Company and Greenway. However, the Company does not have ownership or economic control because the Company does not own 25% or more of Greenway’s voting securities. Specifically, the Company’s capital commitment to Greenway is $15,000, constituting 0.01% ownership of Greenway. To date, approximately 60% of the capital had been called by Greenway. The Company’s portion of called capital, an immaterial amount of approximately $9,000, is reflected in the Company’s Consolidated Schedule of Investments for the quarter ended June 30, 2011 as an investment in Greenway.

There are no additional agreements between the Company and Greenway. Greenway was formed as a fund as requested by the Greenway Investor and allows the Company and Greenway to participate in larger transactions to support the Company’s investment origination platform, by expanding the Company’s ability to lead and control larger investment opportunities.

The Company believes that its investment in Greenway is properly reflected as a portfolio company investment. Although Greenway is an unregistered investment company, the Company has determined that it is appropriate to hold it as a portfolio company for the following reasons:

•	Greenway was established as a fund for, and substantially funded by, the Greenway Investor, a third party unaffiliated investor.

•	Greenway invests in securities similar to those of the Company pursuant to allocation guidelines but the manager has the discretion to invest in other securities.

•	Greenway has allocation guidelines that were established by the Greenway Investor, a third party unaffiliated investor.

•	Greenway does not provide any services to the Company.

•

The Company is the manager of Greenway but the Company does not own more than 25% of Greenway’s voting securities and has an insignificant capital commitment. In fact, the Greenway Investor owns 99.99% of Greenway.

•	Greenway is not currently leveraged, and is not intended to be leveraged.

•	The Company’s investment in Greenway is for investment purposes only.

•	Greenway may remove the Company as manager at any time for cause.

Based on these facts, the Company believes that its investment in Greenway is not required to be consolidated with the Company.

3.	Where are the expenses associated with Greenway captured in the fees and expenses table?

U.S. Securities and Exchange Commission

October 18, 2011

Response: The expenses associated with the advisory services the Company provides to Greenway are included in the line item entitled “Other expenses” in the fees and expenses table. The Company has revised footnote 8 to the fees and expenses table in Amendment No. 2 to note that fees associated with Greenway are included in the “other expenses” line item.

4.	Where is the revenue associated with the Company’s investment advisory contract with Greenway captured? Is this revenue included in a separate line item in the Company’s Statement of Operations?

Response: As disclosed in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio and Investment Activity,” the Company earned $634,330 in fees related to Greenway for the six months ended June 30, 2011. These fees are included in other income in the Consolidated Statements of Operations in the line item entitled “From non-controlled, affiliated investment – other income.” The only income included in this line item is that related to Greenway.

5.	Is the Company subject to any future capital calls in connection with its investment in Greenway?

Response: As described in Note 3 to the Company’s Notes to the Consolidated Financial Statements, Greenway has $150,000,000 of capital committed by affiliates of a single institutional investor, and is managed by THL Credit, Inc. The Company’s capital commitment to Greenway is $15,000. As of June 30, 2011, $90,648,607 of capital had been called by Greenway and the Company’s portion of total called capital was $9,065. All capital calls are satisfied in proportion to each investor’s commitment.

6.	The Staff notes that footnote 7 to the Consolidated Schedule of Investments on page F-14 of the financial statements states, “Income producing security.” Please explain.

Response: The Company notes that the footnote is correct and is intended to clarify that the member interests that the Company holds in LCP Capital Fund, LLC are income producing securities. This footnote is intended to clarify a statement made earlier in footnote 1 to the Consolidated Schedule of Investments which provides that, “All debt investments are income producing. Equity and member interests are non-income producing unless otherwise noted.”

7.	The Staff requests that the Company include the name of the Company’s subsidiary referenced in the Company’s notes to the financial statements.

U.S. Securities and Exchange Commission

October 18, 2011

Response: The Company will include the name of the Company’s subsidiaries in Note 1 to the Company’s Notes to the Consolidated Financial Statements in future filings.

8.	Please provide updated financial statements, if required.

Response: If required, the Company will included updated financial statements. Amendment Nos.1 and 2 include financial statements for the quarter ended June 30, 2011.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus